Exhibit 99.1

Bit Digital, Inc. Announces First Quarter of Fiscal Year 2021 Financial Results

New York, May 6, 2021 /PRNEWSWIRE/ Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), a bitcoin mining company headquartered in New York, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Financial Highlights for the First Quarter 2021

●	Revenue from bitcoin mining was $43.95 million.

●	The number of bitcoins earned was 1,013.40.

●	The Company owned 40,965 miners, with 100 miners acquired in the first quarter of 2021.

●	Net income was $35.79 million and earnings per share was $0.74 for the first quarter 2021, compared with a net loss of $3.85 million and a loss per share of $0.25 for the same period last year.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2020.

Overview

Bitcoin Mining Business

We are a bitcoin mining company with operations in the United States, Canada and China. We commenced our bitcoin mining business in February 2020. Our bitcoin mining operations, hosted by third party hosting providers, use specialized computers, known as miners, to generate bitcoins, a cryptocurrency. The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as “solving a block”) which helps support the bitcoin blockchain. For every block added, the bitcoin blockchain awards a bitcoin award equal to a set number of bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a bitcoin award.

Our mining facilities and mining platform operate with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of the long delivery time to purchase miners from manufacturers like Bitmain and MicroBT, we generally choose to acquire miners on the spot market which can typically be delivered within a few weeks. We have not signed leases for bitcoin mining facilities. In order to achieve lower utility costs, the mining facilities are maintained by third-party hosts. The bitcoin mining facilities in China are maintained by Hong Kong suppliers. These hosts install the miners and provide IT consulting, maintenance and repair work on site for us. Our mining facilities in Texas and Nebraska are maintained by Compute North, an established miner hosting company in North America. Our facility in Alberta Canada is maintained by Link Global.

As is a common practice in the mining industry, we may migrate our miners within our locations on a seasonal basis depending on electricity availability and cost.

As of March 31, 2021, the Company owned a total of 40,965 miners, with a total maximum hash rate of 2,264.5 Ph/s, including 7,025 Antminer S17+, 195 Antminer S17E, 32 Antminer S17Pro, 205 Antminer S19Pro, 800 Antminer T3, 9,110 Antminer T17, 256 Antminer T17+, 2,200 Whatsminer M10, 4,125 Whatsminer M20S, 16,917 Whatsminer M21S and 100 Whatsminer M31S.

As of April 30, 2021, the Company owned a total of 43,606 miners with a total maximum hash rate of 2,423.15 Ph/s, with an additional 2,130 miners in transit to or awaiting installation in North America. In Sichuan Province we had 19,060 miners; in Xinjiang, we had 12,830 miners; in Nebraska we had 6,890 miners; in Yunnan Province we had 3,200 miners; in Canada we had 1,426 miners; in Texas we had 100 miners and in Georgia we had 100 miners.

During the quarter ended March 31, 2021, we purchased 100 Antminer S19 Pro miners on the spot market. Subsequent to March 31, 2021, we purchased an additional 4,871 miners on the spot market, for a total purchase price of $14,721,857. These purchases will increase the Company’s maximum hash rate to 2,574 Ph/s. The newly purchased miners comprised 1,426 Antminer S17, 1,800 Antminer S17+, 280 Avalon A1246 and 50 VM V1 miners. All of the newly purchased miners are expected to be deployed in North America by the end of May 2021. The Company is currently evaluating plans to make more miner purchases to increase our total mining hash, conditioned upon our raising required funds.

From the inception of our bitcoin mining business in February 2020 to March 31, 2021, we earned an aggregation of 2,523.60 bitcoins. The following table presents the number of bitcoins mined on a quarterly basis:

As of March 31, 2021, we had 581.23 bitcoins on hand. The following table presents our bitcoin mining activities in coins as of March 31, 2021.

	Number of bitcoins	Amounts*
Balance at January 1, 2021	262.62	$6,237,917
Receipt of cryptocurrencies from mining services	1,013.40	43,953,050
Sales of cryptocurrencies	(656.58)	(30,354,276)
Lending of cryptocurrencies to a third party, net	(38.21)	(1,148,593)
Realized gain on sale of cryptocurrencies	-	10,456,497
Balance at March 31, 2021	581.23	$29,144,595

* Amounts – 1) the amounts of receipt of cryptocurrencies from mining services are the aggregation of the number of bitcoins received multiplying by the bitcoin price published on https://coinmarketcap.com/currencies/bitcoin/historical-data/, on a daily basis; and 2) the amounts of sales of cryptocurrencies are the actual amount we received from sales.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak (COVID-19) a global pandemic. We operate in locations that have been impacted by COVID-19, and the pandemic has impacted and could further impact our operations and the operations of our customers as a result of quarantines, various local, state and federal government public health orders, facility and business closures, and travel and logistics restrictions. Conditions may improve or worsen as governments and businesses continue to take actions to respond to the risks of the COVID-19 pandemic. While the COVID-19 pandemic continues to cause uncertainty in the global economy and restrictive measures by governments and businesses remain in place, we expect our business and results of operations to be materially and adversely affected. Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Beginning in the middle of March 2020, the outbreak of COVID-19 led to adverse impacts on the U.S. and global economies, bringing uncertainty to our operations and customer demand. Various local governments issued orders requiring the closure of non-essential businesses and to curtail all unnecessary travel and requiring individuals to comply with various shelter-in-place and social distancing orders. We, however, experienced positive growth from our efforts in investment in miners together with continuous increase in bitcoin market price as investors presented increasing confidence in bitcoins.

Additionally, we have evaluated the potential impact of the COVID-19 outbreak on our financial statements, including, but not limited to, the impairment of long-lived assets and valuation of cryptocurrencies. We have concluded that our long-lived assets are not impaired. Where applicable, we have incorporated judgments and estimates of the expected impact of COVID-19 in the preparation of the financial statements based on information currently available. These judgments and estimates may change, as new events develop and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known.

We continue to actively monitor the situation and may take further actions that alter our operations and business practices as may be required by federal, state or local authorities or that we determine are in the best interests of our partners, customers, suppliers, vendors, employees and shareholders. While the disruption is currently expected to be temporary, the extent to which the COVID-19 outbreak will further impact the Company’s financial results will depend on future developments, which are unknown and cannot be predicted, including the duration and ultimate scope of the pandemic, advances in testing, treatment and prevention, as well as actions taken by governments and businesses. With miners transferred to the United Stated and Canada, the COVID-19 situation continued to create travel and transportation difficulties. The US operations are heavily dependent on our partners, who may also be impacted by COVID-19.

Results of Operations

Results of Operations for the Three Months Ended March 31, 2021 and 2020

The following table summarizes the results of our operations during the three months ended March 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during period.

	For the Three Months Ended March 31,		Variance in
	2021	2020	Amount
Revenue from cryptocurrency mining	$43,953,050	$18,231	$43,934,819

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(12,467,728)	(19,088)	(12,448,640)
Depreciation and amortization expenses	(3,650,374)	-	(3,650,374)
General and administrative expenses	(2,225,170)	(118,978)	(2,106,192)
Total operating expenses	(18,343,272)	(138,066)	(18,205,206)

Income (Loss) from operations	25,609,778	(119,835)	25,729,613

Other income (expenses)
Realized gain (loss) on exchange of cryptocurrencies	10,456,497	(226)	10,456,723
Other expenses	2,191	-	2,191
Total other income, net	10,458,688	(226)	10,458,914

Income (Loss) before income taxes	36,068,466	(120,061)	36,188,527

Income tax expenses	(282,142)	-	(282,142)
Net income (loss) from continuing operations	35,786,324	(120,061)	35,906,385

Net loss from discontinued operations	-	(3,734,498)	3,734,498
Net income (loss)	$35,786,324	$(3,854,559)	$39,640,883

Income (loss) per share - Basic and diluted	$0.74	$(0.25)	0.99

Revenues

We generate revenues from provision of computing power to the digital asset mining pool, and receive consideration in the form of cryptocurrencies, the value of which is determined using the market price of the related cryptocurrency at the time of receipt. Providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed cryptocurrency award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the three months ended March 31, 2021, we received 1,013.40 bitcoins from two mining pool operators. As of March 31, 2021, our maximum hash rate was 2,264.5 Ph/s. For the three months ended March 31, 2021, we recognized revenue of $43,953,050.

For the three months ended March 31, 2020, we received 2.48 bitcoins from two mining pool operators by providing computing power in our 76 miners.

We expect to continue to invest in miners to increase the hash rate capacity. As a result, we expect a continuous significant increase in revenue for the fiscal year 2021. Also, with more miners operating in the United States and Canada, we expect energy cost per hash to decrease on an overall basis.

Cost of revenues

Cost of revenues of $12,467,728 for the three months ended March 31, 2021 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented. Our fleet aggregated 125 megawatts of maximum power consumption for the three months ended March 31, 2021.

For the three months ended March 31, 2020, we incurred cost of revenues of $19,088 from utilities and other service charges.

We expect an increase in cost of revenues in fiscal year 2021 as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the three months ended March 31, 2021, depreciation and amortization expenses represented depreciation of 40,965 miners with an estimated useful life of 3 years.

For the three months ended March 31, 2020, we did not incur depreciation and amortization expenses.

General and administrative expenses

For the three months ended March 31, 2021, our general and administrative expenses were primarily comprised of professional and consulting expenses of $1,025,785, transportation expenses of $667,231 to relocate certain miners from China to the US, payroll expenses of $351,362 and office expenses of $77,362.

For the three months ended March 31, 2020, our general and administrative expenses were primarily comprised of professional and consulting expenses of $114,527.

Realized gain (loss) on exchange of cryptocurrencies

We record cryptocurrencies at cost and any gains or losses from sales of cryptocurrencies are recorded as “Realized gain/(loss) on exchange of cryptocurrencies” in the consolidated statements of operations. For the three months ended March 31, 2021, we recorded a gain of $10,456,497 from exchange of 656.58 bitcoins. For the three months ended March 31, 2020, we recorded a loss of $226 from sales of 0.69 bitcoins.

Income tax expenses

Income tax expenses was $282,142 for the three months ended March 31, 2021, as we generated taxable profits derived from our U.S. operations.

Income tax expenses was $nil for the three months ended March 31, 2020, as we are not subject to tax on income or capital gain in Cayman, and we did not generate assessable profits arising in or derived from Hong Kong.

Net income (loss) and income (loss) per share

For the three months ended March 31, 2021, our net income was $35,786,324, representing a change of $39,640,883 from a net loss of $3,854,559 for the same period of last year, derived from a net loss of $120,061 from our continuing business, and a net loss of $3,734,498 from our discontinued operations.

Income per share was $0.74 and loss per share was $0.25 for the three months ended March 31, 2021 and 2020, respectively. Weighted average number of shares was 48,291,310 and 15,399,185 for the three months ended March 31, 2021 and 2020, respectively.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our shareholders and senior management, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financing.

As of January 5, 2021, the Company completed the sale of 262,082 Ordinary Shares at $4.50 per share for gross proceeds of $1,179,369 to eleven non-U.S. Persons.

On February 5 and March 12, 2021, the Company completed the sale of subordinated convertible notes in the principal amounts of $1,100,000 and $550,000, respectively, to an accredited institutional investor pursuant to a Securities Purchase Agreement.

Revenue from Mining Operations

Funding our operations on a go-forward basis will rely significantly on our ability to continue to mine cryptocurrency and the spot or market price of the cryptocurrency we mine. We expect to generate ongoing revenues from the production of cryptocurrencies, primarily bitcoin, in our mining facilities. Our ability to liquidate bitcoin at future values will be evaluated from time to time to generate cash for operations. Generating bitcoin, for example, with spot market values which exceed our production and other costs, will determine our ability to report profit margins related to such mining operations, although accounting for our reported profitability is significantly complex. Furthermore, regardless of our ability to generate revenue from our cryptocurrency assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of cryptocurrency to maintain our operations is subject to many risks and uncertainties and, even if we were successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through bitcoin production and successfully convert bitcoin into cash or fund overhead with bitcoin is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of bitcoin currency rewards has been extremely volatile historical. While such volatility has recently decreased, future prices cannot be predicted.

If we are unable to generate sufficient revenue from our bitcoin production when needed or secure additional sources of funding, it may be necessary to significantly reduce our current rate of spending or explore other strategic alternatives.

Cash flows

	For the Three Months Ended March 31,
	2021	2020
Net Cash Used in Operating Activities	(2,537,979)	(122,258)
Net Cash Provided by Investing Activities	1,080,412	5,946
Net Cash Provided by Financing Activities	1,280,000	116,765
Net (decrease) increase in cash, cash equivalents and restricted cash	(177,567)	454
Cash, cash equivalents and restricted cash at beginning of period	405,133	615,988
Cash, cash equivalents and restricted cash at end of period	$227,566	$616,442

Operating Activities

Net cash used in operating activities was $2,537,979 for the three months ended March 31, 2021, mainly derived from (i) net income of $35,786,324 from continuing operations for the three months adjusted for depreciation expenses of miners of $3,650,374, and (ii) net of changes in our operating assets and liabilities, principally comprising of (a) an increase in cryptocurrencies of $53,646,868 as rewards to us for provision of mining services, (b) an increase in other current assets of $1,336,681, primarily attributable to payment of deposits of $1,296,512 to two service providers who paid utility charges in mining facilities on behalf of us, and (c) an increase in accounts payable of $12,757,378, primarily because we paid maintenance services fees of $12,726,320 in cryptocurrencies.

Net cash used in operating activities was $122,258 for the three months ended March 31, 2020, derived mainly from a net loss of $120,061 from continuing operations for the three months.

Investing Activities

Net cash provided by investing activities was $1,080,412 for the three months ended March 31, 2021, primarily used in purchases of miners of $686,538, and netting off against cash proceeds of $1,766,950 from sales of cryptocurrencies.

Net cash provided by investing activities was $5,946 for the three months ended March 31, 2020, resulting from cash proceeds of $5,964 from sales of cryptocurrencies.

Financing Activities

Net cash provided by financing activities was $1,280,000 for the three months ended March 31, 2021, primarily provided by proceeds of $1,280,000 from the issuance of convertible notes to one institutional investor through a private placement.

Net cash provided by financing activities was $116,765 for the three months ended March 31, 2020, resulting from proceeds from borrowings from a related party.

Off-balance sheet arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of cryptocurrencies and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Recently issued and adopted accounting pronouncements

The Company has evaluated all other recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 2 of the unaudited condensed consolidated financial statements as of March 31, 2021.

BIT DIGITAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2021 and December 31, 2020

(Expressed in U.S. dollars, except for the number of shares)

	March 31, 2021	December 31, 2020
ASSETS	(unaudited)
Current Assets
Cash and cash equivalents	$227,566	$405,133
Cryptocurrencies	29,361,599	6,293,922
Other current assets	4,908,935	2,020,374
Total Current Assets	34,498,100	8,719,429

Investment security	1,000,000	-
Deposits for equipment	14,400,272	1,324,963
Property and equipment, net	28,193,696	29,849,157
Total Assets	$78,092,068	$39,893,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,396,773	$1,365,716
Due to related parties	7,000	336,722
Income tax payable	251,919
Other payables and accrued liabilities	160,887	191,536
Convertible notes	1,280,000	-
Total Current Liabilities	3,096,579	1,893,974

Deferred tax liabilities	30,223	-

Total Liabilities	3,126,802	1,893,974

Commitments and Contingencies

Shareholders’ Equity
Common shares, $0.01 par value, 150,000,000 and 50,000,000 shares authorized, 48, 305,870 and 48,043,788 shares issued and outstanding of March 31, 2021 and December 31, 2020, respectively	483,059	480,438
Additional paid-in capital	54,396,373	53,219,626
Retained earnings (Accumulated deficit)	20,085,834	(15,700,489)
Total Shareholders’ Equity	74,965,266	37,999,575
Total Liabilities and Shareholders’ Equity	$78,092,068	$39,893,549

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Three Months Ended March 31, 2021 and 2020

(Expressed in U.S. dollars, except for the number of shares)

	For the Three Months Ended March 31,
	2021	2020
Revenue from cryptocurrency mining	$43,953,050	$18,231

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(12,467,728)	(19,088)
Depreciation and amortization expenses	(3,650,374)	-
General and administrative expenses	(2,225,170)	(118,978)
Total operating expenses	(18,343,272)	(138,066)

Income (Loss) from Operations	25,609,778	(119,835)

Realized gain (loss) on exchange of cryptocurrencies	10,456,497	(226)
Other expenses	2,191	-
Total other income, net	10,458,688	(226)

Net income (loss) from continuing operations before income taxes	36,068,466	(120,061)

Income tax expenses	(282,142)	-
Net income (loss) from continuing operations	35,786,324	(120,061)

Net loss from discontinued operations	-	(3,734,498)

Net income (loss) and comprehensive income (loss)	$35,786,324	$(3,854,559)

Weighted average number of ordinary share outstanding
Basic and Diluted	48,291,310	15,399,185
Income (Loss) per share
Basic and Diluted	$0.74	$(0.25)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2021 and 2020

(Expressed in U.S. dollars)

	For the Three Months Ended March 31,
	2021	2020
Net income (loss)	$35,786,324	$(3,854,559)
Less: Net loss from discontinued operations	-	3,734,498
Net income (loss) from continuing operations	35,786,324	(120,061)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	3,650,374	3,056
Deferred tax expenses	30,223	-
Changes in operating assets and liabilities:
Cryptocurrencies	(53,646,868)	(17,947)
Other current assets	(1,336,681)	-
Accounts payable	12,757,378	12,695
Income tax payable	251,919	-
Other payables and accrued liabilities	(30,648)	-
Net Cash Used in Operating Activities	(2,537,979)	(122,258)

Cash Flows from Investing Activities:
Purchases of property and equipment	(686,538)	-
Proceeds from sales of cryptocurrencies	1,766,950	5,946
Net Cash Provided by Investing Activities	1,080,412	5,946

Cash Flows from Financing Activities:
Proceeds from borrowings from related parties	-	116,765
Proceeds from issuance of convertible notes, net of issuance costs	1,280,000	-
Net Cash Provided by Financing Activities	1,280,000	116,765

Net (decrease) increase in cash, cash equivalents and restricted cash	(177,567)	454
Cash, cash equivalents and restricted cash at beginning of period	405,133	615,988
Cash, cash equivalents and restricted cash at end of period	$227,566	$616,442
Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$-	$-

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$227,566	$16,442
Restricted cash	-	600,000
Cash, cash equivalents and restricted cash	$227,566	$616,442

Non-cash transactions of investing and financing activities
Collection of USDC from private placement	$1,179,368	$-
Investment in an investment security in USDC	$(1,000,000)	$-
Purchases of property and equipment in USDT	$(13,487,791)	$-
Purchases of property and equipment in USDC	$(895,893)	$-
Repayment of USDC to a related party	$(329,722)	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the bitcoin mining business through its wholly owned subsidiaries in the United States, Canada and Hong Kong.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Golden Bull USA, Inc. (“Golden Bull USA”)	● A United States company ● Incorporated on June 3, 2019 ● Engaged in car rental business	100% owned by Bit Digital, Inc.
BIT Digital Hong Kong Limited (“BT HK”)	● A Hong Kong company ● Acquired on April 8, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
BIT Digital USA, Inc. (“BT USA”)	● A United States company ● Incorporated on September 1, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
BIT Digital Canada, Inc. (“BT Canada”)	● A Canadian company ● Incorporated on February 23, 2021 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited condensed consolidated financial information as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 has been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020. The results of operations for the three months ended March 31, 2021 and 2020 are not necessarily indicative of the results for the full years.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of cryptocurrencies is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, restricted cash, deposits, other receivables, accounts payable, due to related parties, accounts payable and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. The convertible note approximates its fair value, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of contract signed.

Cryptocurrencies

Cryptocurrencies (including bitcoin and bitcoin cash) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of cryptocurrencies” in the consolidated statements of operations and other comprehensive loss. The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment security

As of March 31, 2021, investment security represents the Company’s investment in one privately held company over which the Company neither has control nor significant influence through investment in common stock.

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321 “Investments — Equity Securities”. The Company elected to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic. In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

Impairment of long-lived assets

Long-lived assets, including plant and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool.  The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.  The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Reclassification

The Company reclassified USDC to cryptocurrencies in the 2020 financial statements to conform to the presentation as of March 31, 2021. The reclassification has no impact on the total assets and total liabilities as of March 31, 2021.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective August 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. CRYPTOCURRENCIES

The cryptocurrencies were comprised of the following:

	March 31, 2021	December 31, 2020

USDC	$6,144	$56,005
USDT	210,860	-
Bitcoins	29,144,595	6,237,917
Total	$29,361,599	$6,293,922

The following table presents additional information about bitcoins:

Amounts
Balance at December 31, 2020	$6,237,917
Receipt of cryptocurrencies from mining services	43,953,050
Sales of cryptocurrencies	(30,354,276)
Lending of cryptocurrencies to a third party (Note 4)	(1,148,593)
Realized gain on sale of cryptocurrencies	10,456,497
Balance at March 31, 2021	$29,144,595

4. OTHER CURRENT ASSETS

The other current assets were comprised of the following:

	March 31, 2021	December 31, 2020

Deposits (a)	$3,609,600	$1,909,800
Due from a third party (b)	1,246,364	97,771
Office rental deposit	21,643	-
Others	31,328	12,803
Total	$4,908,935	$2,020,374

(a)	As of March 31, 2021 and December 31, 2020, the balance of deposits represented the deposits made to three and two service providers who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which was due within 12 months from the effective date of the agreement.

(b)	As of March 31, 2021 and December 31, 2020, the balance of due from a third party represented lending of 22.88 bitcoins and 5.19 bitcoins, respectively, at weighted average cost of $54,474 and $18,838 per coin. The bitcoins are repayable on demand.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	March 31, 2021	December 31, 2020

Miners	$35,168,725	$33,173,812
Less: accumulated depreciation	(6,975,029)	(3,324,655)
Property and equipment, net	$28,193,696	$29,849,157

Depreciation expenses were $3,650,374 and $3,056 for the three months ended March 31, 2021 and 2020, respectively.

6. INVESTMENT SECURITY

As of March 31, 2021, the balance of investment security represents the Company’s investment of $1,000,000 in one privately held company over which the Company neither has control nor significant influence through investment in common stock.  The investment was made at the end of March 2021, and the cost of investment approximated the fair value. During the three months ended March 31, 2021, the Company did not record upward adjustments or downward adjustments on the investment.

The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of March 31, 2021, the Company did not provide impairment against the investment security.

7. CONVERTIBLE NOTE

On December 31,2020, the Company entered into a Securities Purchase Agreement (the “SPA”) with an institutional investor (the “Holder”) to sell subordinated convertible notes (the “Notes”) up to an aggregate original principal amount of $1,650,000 with an original issue discount (OID) of 10% in a private placement.

On February 5 and March 12, 2021, the Company completed the sale of Notes in the principal amounts of $1,100,000 and $550,000, respectively. The Company received net proceeds of $1,280,000 after deducting fees payable to broker-dealers and certain other transaction expenses, including fees and expenses of legal counsels in connection with the transactions.

The Notes are unsecured and are expressly junior to any existing or future debt obligations of the Company. The Notes shall bear interest at 8% per annum, increasing to 15% if not paid within three (3) months of the initial closing (“Maturity Date”) or otherwise upon an Event of Default (as defined in the Notes).

The Company has the right to redeem the Notes in whole and not in part at 110% of face value plus all accrued and unpaid interest thereon (and late charges, if any) during the first 60 days from issuance and at 120% of face value plus all accrued and unpaid interest on (and late charges, if any) thereafter, payable in cash. The Notes are also subject to redemption (at the election of the Holder) at 120% upon an Event of Default or a Change of Control (as such terms are defined in the Notes). The Notes include certain customary Events of Default. Upon the occurrence of a Bankruptcy Event of Default (as defined in the Notes), the Notes would automatically become immediately due and payable in cash in an amount equal to all outstanding principal, interest, and late charges multiplied by a redemption premium of 120%.

If the Notes are not earlier redeemed, the Notes shall be automatically converted into Ordinary Shares upon the effectiveness of the Initial Registration Statement at the Conversion Price then in effect (if no Event of Default has occurred, at the Standard Conversion Price then in effect, and if an Event of Default has occurred, at the Event of Default Conversion Price). The Standard Conversion Price is equal to the lower of $6.00 per share and 80% of the average of the three lowest VWAPs during the 15 trading days ending and including the date of conversion. The Event of Default Conversion Price is equal to 85% of the Standard Conversion Price.

On May 5, 2021, the Holder converted the Notes plus accrued interest into 279,662 ordinary shares at a conversion price of $6.00 per share.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. ORDINARY SHARES

As of December 31, 2020, there were 48,043,788 ordinary shares issued and outstanding.

On January 5, 2021, the Company completed the sale of 262,082 Ordinary Shares at $4.50 per share for gross proceeds of $1,179,368 to eleven (11) non-U.S. Persons. The exemption from registration was claimed under Regulation S under the Securities Act based on the representations and warranties contained in securities purchase agreements signed by all investors. The proceeds from the private placements were in the form of USDC.

As of March 31, 2021, there were 48,305,870 ordinary shares issued and outstanding.

9. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Hong Kong profits tax at a rate of 16.5%. However, the Group has the grounds to claim and is claiming its revenue and profit from Hong Kong subsidiary as offshore sourced and non-taxable in Hong Kong for the three months ended March 31, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

United States of America

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law, which has made significant changes to the Internal Revenue Code. Those changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the deemed repatriation of cumulative foreign earnings as of December 31, 2017. Accordingly, Golden Bull USA and BT USA reevaluated its deferred tax assets on net operating loss carryforward in the U.S and concluded there was no effect on the Company’s income tax expenses as Golden Bull USA and BT USA have no deferred tax assets generated since inception.

For the three months ended March 31, 2021 and 2020, the Company incurred U.S. federal and state income tax expenses as below:

	For the Three Months Ended March 31,
	2021	2020
Current income tax expenses
Federal	$200,620	$-
State	51,299	-
	251,919	-
Deferred income tax expenses
Federal	$24,309	$-
State	5,914	-
	30,223	-

Total	$282,142	$-

As of March 31, 2021 and December 31, 2020, the Company had deferred tax liabilities of $30,223 and $nil, arising from temporary difference of depreciation of miners in accounting book and IRS requirement.

Canada

The statutory tax rate for Canada entities is 25.5% for the three months ended March 31, 2021.  The Group did not generate any revenue arising in or derived from Canada for the three months ended March 31, 2021 and 2020.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the three months ended March 31, 2021 and 2020, respectively.

The Company is subject to U.S. federal income tax and primarily Texas state income tax. The Company has not been under tax examination in any jurisdiction for the three months ended March 31, 2021 and 2020, respectively.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTIES

As of December 31, 2020, the balance of due to related parties was $336,722, comprised of balance of $329,722 due to Mr. Erke Huang, the Company’s interim Chief Executive Officer and Chief Financial Officer, and balance of $7,000 due to one shareholder.

During the Company’s normal business operations in the three months ended March 31, 2021, the Company full repaid the borrowings of $329,722 due to Mr. Erke Huang, the Company’s Chief Financial Officer in the form of USDC.

As of March 31, 2021, the balance of due to related parties was $7,000, comprised of balance of $7,000 due to one shareholder.

During the three months ended March 31, 2021, the Company did not incur any related party transactions.

11. CONTINGENCIES

On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). The class action is on behalf of persons that purchased or acquired our Ordinary Shares between December 21, 2020 and January 8, 2021, a period of volatility in our stock, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 29, 2021, the Court consolidated several related cases under the caption In re Bit Digital, Inc. Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as legal plaintiff. We intend to seek dismissal of the lawsuits and will vigorously defend the action.

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

12. DISPOSITION OF POINT CATTLE

On September 8, 2020, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (“Point Cattle”, or the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration. Point Cattle Holdings Limited was a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC.

On September 8, 2020, the parties completed all the share transfer registration procedure as required by the laws of British Virgin Islands and all the other closing conditions have been satisfied, as a result, the disposition contemplated by the Disposition SPA is completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Point Cattle and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Point Cattle. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Point Cattle and its subsidiaries and VIEs, nor to the Purchaser.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On the same date, management was authorized to approve and commit to a plan to sell Point Cattle, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations in accordance with ASC 205-20-45. Considering the suspension of peer-to-peer lending business and the car rental business in the PRC, the net assets relevant to the sale of Point Cattle was fully impaired by the Company for three months ended March 31, 2020.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As the transaction was closed on September 8, 2020, the Company had no assets and liabilities held for sale in the in the consolidated balance sheet as of December 31, 2020.

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the three months ended December 31, 2021 and 2020:

	For the Three Months Ended March 31,
	2021	2020
Discontinued Operations
Impairment of net assets	$-	$(3,734,498)

Net loss from discontinued operations	$-	$(3,734,498)

13. SUBSEQUENT EVENTS

On May 5, 2021, the Company’s Form F-1 Registration Statement covering the resale of 6,412,500 ordinary shares was declared effective by the SEC. The 6,412,500 ordinary shares consisted of 412,500 shares issuable to Ionic Ventures, LLC upon the conversion of $1,650,000 principal amount of senior convertible notes, and 6,000,000 shares issuable to Ionic pursuant to the Purchase Agreement dated as of January 11, 2021. The convertible notes issued as of March 31, 2021 were automatically converted into ordinary shares, at $6 per share.